Exhibit 99.1

Eros International Plc Reports Fourth Quarter & Fiscal Year 2014 Results

Financial Highlights

Fourth Quarter Ended March 31, 2014

Revenues increased by 21.2% to $63.3 million, compared to $52.2 million in the prior year period

Currency comparable revenues increased by 23.4%

Adjusted EBITDA increased by 45.6% to $13.1 million, compared to $9.0 million in the prior year period

Net income decreased by 7.2% to $6.4 million, compared to $6.9 million in the prior year period

Fiscal Year Ended March 31, 2014

Revenues increased by 9.4% to $235.5 million, compared to $215.3 million in the prior year period

Currency comparable revenues increased by 15.8%

Adjusted EBITDA increased by 42.6% to $80.3 million, compared to $56.3 million in the prior year period

Net income increased by 10.1% to $37.1 million, compared to $33.7 million in the prior year period

A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income are included at the end of this release. See also “Non-GAAP Financial Measures.”

London, UK – June 12, 2014: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported financial results for the fourth quarter and fiscal year ended March 31, 2014.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer said, “Our fourth quarter and full year results demonstrate the strength of our business and our ability to capitalize on compelling trends in the growing and underpenetrated Indian media and entertainment industry. Our global distribution network allows us to take Indian films to over 50 countries dubbed and subtitled in over 25 languages as well as target the billion plus population in India. Our strong margins are driven by our robust film portfolio and its solid performance across revenue streams as well as the monetization of our library films.

We intend to continue to build on the premium television opportunity within India through our HBO collaboration as well as focus on our new media content distribution strategy for ErosNow, our online service showcasing movies, music videos and television shows. We believe that under India’s new political leadership, the Indian economy as well as the Indian media and entertainment sector will demonstrate strong growth and stability, an environment within which we will endeavor to consolidate our leadership position even further.

Finally, the successful completion of our IPO in the United States in November, 2013 has further strengthened our balance sheet, giving us access to the global capital markets.”

Operational Highlights

•	We released 69 films in fiscal 2014 of which 37 were Hindi language films and the rest were Tamil and other regional languages, as compared to 77 films in fiscal 2013 of which 30 were Hindi language films and the rest were Tamil and other regional languages. Of these films in fiscal 2014, four were high budget films and 21 were medium budget film as compared to six high budget films and 13 medium budget films in fiscal 2013.

•	Theatrical revenues in fiscal 2014 were strong with high box office performing Hindi films such as Raanjhanaa, Grand Masti, Goliyon Ki Rasleela Ram-leela, R…Rajkumar and Jai Ho and the Telugu film One Nennokodine as well as international box office success of Hindi films such as Krrish 3, Yeh Jawaani Hai Deewani, Phata Poster Nikla Hero and Shaadi Ke Side Effects. Theatrical revenues in fiscal 2014 accounted for 45.6% of our revenue at $107.5 million in fiscal 2014 compared to 46% at $99.0 million in fiscal 2013. In calendar year 2013, according to the source www.bollywoodhungama.com, Eros hadfour out of the top 10 box office releases in India.

•	Television syndication continued to be strong and Eros signed deals with MSM Satellite (Sony) and Viacom 18 Media Private Limited (Colours) during the third fiscal quarter and continued to deliver films from previously executed contracts for new and library films. In particular licensing deals for Goliyon Ki Rasleela Ram-leela and R…Rajkumar both benefitted from contractual box-office linked bonus license fees over and above the minimum guarantee license fees. Eros also continued to syndicate television content for dubbed and subtitled versions in the international markets. Television syndication revenues accounted for 34.1% of our revenue at $80.3 million in fiscal 2014 compared to 35.0% at $75.4 million in fiscal 2013.

•	With respect to the Eros-HBO Asia collaboration HBO Defined and HBO Hits premium channels were launched on Tata Sky DTH platform in December 2013. The channels are now available on most major DTH and digital cable platforms within India.

•	Digital and ancillary revenues accounted for 20.2% of our revenue at $47.7 million in fiscal 2014 compared to 17.4% at $40.9 million in fiscal 2013. ErosNow, the Company’s unique online service offering full length films and music videos, launched its “freemium” model during the third fiscal quarter. ErosNow also offers third party content on its service such as films, music videos and television shows. Certain Eros content can now be accessed for free, while other content is also being offered on a transactional or subscription basis. The Company’s ErosNow YouTube channel, a leading Indian channel, has crossed over 2 billion video views in aggregate and has over 2.3 million free subscribers.

•	Eros continued to monetize its strong library of over 2,300 films by releasing them in non-traditional emerging markets such as Romania, as well as Taiwan, South Korea, the Middle East and Europe where the films are dubbed and/or subtitled to localize the content for those audiences.

•	Eros has entered fiscal 2015 on a positive note with the global multi-language release of the much awaited Kochadaiiyaan, India’s first motion capture film starring Rajinikanth on May 23, 2013. The film was backed by strong pre-sales. Fiscal 2015 also includes planned releases such as, Action Jackson, Happy Ending, Lekar Hum Deewana Dil, Tevar, NH 10, Untitled (by Balki), Illuminati Films Untitled (by Sriram Raghavan), Aagadu (Telugu), Untitled starring Ajith (by Gautham Menon -Tamil) to name a few. Our quarterly results vary year over year based on the timing of releases, although the third fiscal quarter between October to December tends to be an important one for us with higher budget films tending to release during this festive season. Therefore, we expect revenue to be higher in the second half of fiscal 2015, especially in the third fiscal quarter.

•	We recently executed a term sheet to acquire majority control in Techzone, a leading company in mobile Value Added Services within India that already has billing integration in place with major telecom operators in India and completes about 25 million transactions a month for WAP/SMS and IVR.

Eros International Plc Financial Highlights:

	Three Months Ended March 31,				Fiscal Year Ended March 31,
(dollars in millions)	2014	2013	% change		2014	2013	% change
Revenue	$63.3	$52.2	21.2%		$235.5	$215.3	9.4%

Gross profit	21.7	17.2	26.2%		102.5	81.4	25.9%

Operating profit	7.6	8.5	(10.6%	)	59.9	55.0	8.9%

Adjusted EBITDA(1)	13.1	9.0	45.6%		80.1	56.3	42.3%

(1) A reconciliation of the non-GAAP financial measures discussed within this release to our IFRS net income are included at the end of this release. See also “Non-GAAP Financial Measures.”

Constant currency comparable revenues for the three months and the twelve months ended March 31, 2013 are $51.3 million and $203.3 million, respectively, based on the average rates of exchange for the three and twelve months ended March 31, 2014. In the three and twelve months ended March 31, 2014, the average rate of exchange used to convert Indian Rupee to U.S dollars were INR 60.1 to $1.00 and INR 58.84 to $1.00, respectively.

Financial Results for the Three and Twelve Months Ended March 31, 2014

Revenue

Revenue increased by 21.2% or $11.1 million in the three months ended March 31, 2014 (excluding the impact of foreign currency fluctuations, revenue increased 23.4%, or $12 million) mainly as two out of the four high budget films in the year were released in the fourth quarter. For fiscal 2014, revenue increased by 9.4% to $ 235.5 million, compared to $215.3 million in fiscal 2013. Our revenue growth was driven partly by an increase in theatrical revenue in fiscal 2014. The growth in our theatrical revenues reflected in particular the success of our globally released Hindi films, Raanjhanaa, Grand Masti, Singh Saab the Great, Goliyon Ki Rasleela-Ram-leela, R... Rajkumar, and Jai Ho, as well as our first Telugu global release One Nennokodine. Television syndication revenue remained strong in fiscal 2014, with our high and medium budget films helping us syndicate attractive bundles of new and library films. While we released four high budget films in fiscal 2014 compared to six high budget films in fiscal 2013, in fiscal 2014 we increased our number of medium budget films to 21 as compared to 13 medium budget films in fiscal 2013. In fiscal 2014 our four high budget films of which three were Hindi and one was Telugu, while none were Tamil, as compared to fiscal 2013, in which out of six high budget films, four were Hindi and two were Tamil.

We derived approximately 47.1% of our fiscal 2014 net revenues from the exploitation of our films in territories outside of India. This percentage is calculated (as required under International Financial Reporting Standards) based on where the customer who entered into a contract with any of our entities is based and not strictly on the geography of the rights being exploited or licensed. Accordingly, this may not be reflective of the potential of any given market because it is not necessarily reflective of where the films are actually distributed. As a result of this our revenue by customer location may vary year on year.

Our revenues from India increased by 15.7 % in the three months ended March 31, 2014. Revenue by customer location from India decreased by 13.0% or $17.6 million in fiscal 2014 attributable to a $8.8 million reduction in revenue as a result of the translation impact due to exchange rate movement, together with the impact of changes in customer location for revenue related to the India market but accounted for as derived outside of India. Revenue by customer location from Europe decreased by 67% in the three months ended March 31, 2014 and decreased 36.0% or $12.7 million in fiscal March 31, 2014 due to a decline in production services revenue in fiscal 2014, partially offset by increased contributions from television sales. Revenue by customer location from North America decreased by 19.3% in the three months ended March 31, 2014 due to change in the film mix and increased 10.9% or $1.4 million in fiscal March 31, 2014 due to increased digital and syndication revenues. Revenue from the rest of the world increased by 340% in the three months ended March 31, 2014 and increased 152.2% or $49.0 million in fiscal March 31, 2014 due to an increase in catalogue syndication sales with respect to television as well as digital and ancillary rights, along with a wider release of some of the theatrical films and a change of customer location for revenue related to the India market.

Cost of sales

Cost of sales increased $6.7 million in the three months ended March 31, 2014 and decreased by 0.8% or $1.1 million in fiscal 2014. The decrease for fiscal 2014 was primarily due to decrease in film amortization costs of $2.3 million driven by lower investment in our new release slate as compared to fiscal 2013 partially offset by the cumulative impact of amortization costs associated with our larger film library. Other costs of sales, which principally consist of advertising and print costs, increased by $1.2 million for fiscal 2014, reflecting an increase in advertising costs of $3.6 million which reflects the wider release pattern of films in the year as compared to fiscal 2013, offset by a reduction in other costs, including content advance and other impairments, of $2.3 million.

Gross profit

Gross profit increased $4.5 million in the three months ended March 31, 2014, and increased by 26.1% or $21.2 million in fiscal year 2014 primarily due to the improved margins reflecting the higher than proportionate increase in revenues, relative to the lower cost of the mix of new film releases and the resulting lower amortization charge. As a percentage of revenues our gross profit margin increased to 43.5% in fiscal 2014 from 37.8% in fiscal 2013.

Adjusted EBITDA

Adjusted EBITDA increased by 45.6% in the three months ended March 31, 2014 and increased by $42.6% to $80.3 million in fiscal 2014, principally due to revenues increases and gross margin changes noted above.

Conference Call

Eros will host a conference call today at 8:30 a.m. ET. To access the call please dial (877) 201-0168 from the United States, or (647) 788-4901 from outside the U.S. The conference call I.D. number is 51119261. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through July 22, 2014 by dialing (855) 859-2056 from the U.S., or (404) 537-3406 from outside the U.S. The conference call I.D. number is 51119261.

This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations Website at http://ir.erosplc.com/investor-relations/default.aspx.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards (“IFRSs”) provided in this release, the Company has presented Adjusted EBITDA. The company uses Adjusted EBITDA (“Adjusted Earnings Before Interest, Tax, Depreciation and Amortization”) along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and transaction costs relating to equity transactions.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because this measure:

•  is widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•  helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•  is used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for a reconciliation to IFRSs measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros' management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros' control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in our filings with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Eros Now, the company’s on-demand entertainment portal accessible via internet-enabled devices, was launched in 2012 and now has available a selection of hundreds of movies and thousands of music videos. Eros Now eventually will include the company’s full film library, as well as further third party content. For further information please visit: www.erosnow.com

Eros International Plc

Mark Carbeck
Chief Corporate Officer
44 (0)20 7258 9909
Email: mark.carbeck@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS FINANCIAL POSITION

(Unaudited; in thousands)

		As at March 31
	Note	2014	2013
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment		$10,166	$11,680
Goodwill		1,878	1,878
Intangible assets — trade name		14,000	14,000
Intangible assets — content		577,704	535,304
Intangible assets — others		1,515	2,117
Available-for-sale investments		30,340	30,385
Trade and other receivables		7,316	—
Deferred tax assets		77	569
		$642,996	$595,933

Current assets
Inventories		$566	$793
Trade and other receivables		116,389	93,327
Current tax receivable		611	962
Cash and cash equivalents		145,449	107,642
		263,015	202,724

Total assets		$906,011	$798,657

LIABILITIES
Current liabilities
Trade and other payables		$31,611	$28,979
Short-term borrowings	2	92,879	79,902
Current tax payable		4,090	1,846
		$128,580	$110,727

Non-current liabilities
Long-term borrowings	2	$165,254	$165,898
Other long term liabilities		393	357
Derivative financial instruments		11,483	16,660
Deferred tax		22,260	18,839
		$199,390	$201,754

Total liabilities		$327,970	$312,481

EQUITY
Equity
Share capital	3	$26,322	$22,653
Share premium		223,333	159,547
Reserves		342,856	311,315
Other components of equity		(39,315)	(29,432)
JSOP reserve		(25,505)	(25,505)
Equity attributable to equity holders of Eros International Plc		$527,691	$438,578

Non-controlling interest		50,350	47,598
Total equity		$578,041	$486,176
Total liabilities and equity		$906,011	$798,657

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

		Three Months Ended March 31,		Twelve Months Ended March 31,
	Note	2014	2013	2014	2013

Revenue	1	$63,296	$52,155	$235,470	$215,346
Cost of sales		(41,574)	(34,941)	(132,933)	(134,002)
Gross profit		21,722	17,214	102,537	81,344
Administrative costs		(14,144)	(8,731)	(42,680)	(26,308)
Operating profit		7,578	8,483	59,857	55,036
Financing costs		(2,773)	(1,225)	(9,910)	(6,202)
Finance income		1,101	1,003	2,393	4,733
Net finance costs		(1,672)	(222)	(7,517)	(1,469)
Other gains/(losses)	6	(1,772)	1,140	(2,353)	(7,989)
Profit before tax		4,134	9,401	49,987	45,578
Income tax expense		2,256	(2,456)	(12,843)	(11,913)
Profit for the year		$6,390	$6,945	$37,144	$33,665
Attributable to:
Owners of Eros International Plc		$5,285	$5,736	$29,861	$27,107
Non-controlling interests		1,105	1,209	7,283	6,558
		$6,390	$6,945	$37,144	$33,665
Earnings per share (cents)
Basic earnings per share	5	11.7	14.5	65.5	68.7
Diluted earnings per share		11.6	14.4	65.2	68.6

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2014	2013	2013	2014

Profit for the period	$6,390	$6,945	$37,144	$33,665

Other comprehensive income/(loss):
Items that will not be subsequently reclassified to profit and loss
Revaluation of Property	—	1,605	—	1,726-
Items that will be subsequently reclassified to profit and loss

Exchange differences on translating foreign operations	3,836	(519)	(15,706)	(14,613)
Cash flow hedges
Reclassification to profit and loss	308	—	1,233	—
1
Total other comprehensive income/(loss) for the period	4,144	1,086	(14,473)	(12,887)
Total other comprehensive income for the period, net of tax	10,534	8,031	$22,671	$20,778
1
Attributable to:
Owners of Eros International Plc	$8,174	$6,059	$19,978	$16,194
Non-controlling interests	2,360	1,972	2,693	4,584

EROS INTERNATIONAL PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2014, And 2013

(Unaudited; in thousands)

	Note	2014	2013
Cash flow from operating activities
Profit before tax		$49,987	$45,578
Adjustments for:
Depreciation		789	1,003
Share based payment		18,421	1,888
Amortization of intangible content assets		99,620	101,955
Amortization of other intangible assets		578	715
Non-cash items		(308)	5,662
Net finance charge		7,517	1,469
Movement in trade and other receivables		(33,023)	(21,338)
Movement in inventories		216	254
Movement in trade payables		(836)	13,634
(Profit)/loss on sale of property, plant and equipment		22	389
Cash generated from operations		142,983	151,209
Interest paid		(7,896)	(4,659)
Income taxes paid		(3,528)	(9,103)
Net cash generated from operating activities		$131,559	$137,447
Cash flows from investing activities
Purchase of property, plant and equipment		$(102)	$(86)
Proceeds from disposal of property, plant and equipment		12	88
Purchase of intangible film rights and related content		(163,150)	(186,676)
Purchase of intangible assets others		(112)	(473)
Interest received		3,355	4,819
Net cash used in investing activities		$(159,997)	$(182,328)
Cash flows from financing activities
Proceeds from disposal of subsidiary shares		$150	$9,435
Net proceeds from issue of share capital		50,608	596
Dividend to non-controlling interests		—	(770)
Proceeds from issuance of short term debt (term loans)		33,890	—
Proceeds from issuance of short term debt (commercial paper)		—	1,842
Repayment of short term debt (commercial paper)		(1,665)	(1,842)
Repayment of short term debt (term loans)		(15,362)	(6,969)
Proceeds from long-term borrowings		25,000	11,015
Repayment of long-term borrowings		(23,224)	(1,836)
Net cash generated from financing activities		$69,397	$11,471
Net (decrease)/increase in cash and cash equivalents		40,959	(33,410)
Effects of exchange rate changes on cash and cash equivalents		(3,152)	(4,370)
Cash and cash equivalents at beginning of year		107,642	145,422
Cash and cash equivalents at end of year		$145,449	$107,642

1.	SUPPLEMENTAL FINANCIAL DATA

	Three Months Ended March 31,		Twelve Months Ended March 31,
REVENUE BY CUSTOMER LOCATION	2014	2013	2014	2013
	(in thousands)
India	$31,033	$26,837	$117,647	$135,292
Europe	4,627	13,999	22,245	35,147
North America	4,982	6,170	14,017	12,678
Rest of the world	22,654	5,149	81,561	32,229

Total revenue	$63,296	$52,155	$235,470	$215,346

2.	DEBT

	Nominal		As at March 31
	Interest Rate	Maturity	2014	2013
	%		(in thousands)
Asset backed borrowings
Term Loan	LIBOR+5.5%	2014-15	$—	$928
Term Loan	BPLR+2.75%	2014-15	165	—
Term Loan	LIBOR+8.5%	2014-15	—	1,055
Term Loan	13.3-15%	2014-15	645	633
Term Loan	10-15%	2014-15	38	91
Term Loan	BPLR+1.8%	2016-17	16,650	18,421
Term Loan	BPLR+2.75%	2017-18	4,384	6,401
Term Loan	BPLR+2.75%	2018-19	2,679	—
			$24,561	$27,529

Other borrowings	10.50%	2021-22	$8,516	$10,257
Revolving facility	LIBOR +1.90%- 2.90% and Mandatory Cost	2016-17	158,750	150,000
			$167,266	$160,257

Nominal value of borrowings			$191,827	$187,786
Cumulative effect of unamortized costs.			(1,716)	(2,767)
Installments due within one year			(24,857)	(19,121)
Long-term borrowings — at amortized cost			$165,254	$165,898

On July 31, 2013, an additional lender acceded to the revolving credit facility. The additional participation in the facility was $25.0 million. This increased the total facility amount to $167.5 million, following the amortization of $7.5 million which occurred in July 2013. The total facility has now been reduced to $158.75 million following a further amortization of $7.5 million which occurred in January 2014.

Base Rate (“BR”) is the interest rate set by the Bank of England. Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain group assets.

Analysis of short-term borrowings

	Nominal	As at March 31
	Interest rate (%)	2014	2013
		(in thousands)
Asset backed borrowings

Export credit & overdraft	BPLR+1-3.5%	$15,695	$25,600
Export credit & overdraft	LIBOR+3.5%	23,997	13,997
Export credit & overdraft	LIBOR+2.75%	5,500	—
Short term loan	BPLR+2.75%	—	4,605
		$45,192	$44,202
Unsecured Borrowings
Commercial Paper	10.65% –12.97%	13,320	16,579
Export credit & overdraft	BPLR+3.9%	6,735	—
Short term loan	BPLR+3.5%	2,775	—

Installments due within one year on long-term borrowings		24,857	19,121
Short-term borrowings - at amortized cost		$92,879	$79,902

Fair value of the long term borrowings as at March 31, 2014 was $179,106,000 (2013: $176,093,000). Carrying amount of short term borrowings approximates fair value. Fair values of long-term financial liabilities have been determined by calculating their present values at the reporting date, using fixed effective market interest rates available to the Companies within the [Group] [not defined].

3.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
200,000,000 ordinary shares of 10p each (“Ordinary Shares”) at March 31, 2013	200,000,000	20,000
200,000,000 ordinary shares of 30p each (“Ordinary Shares”) at March 31, 2014	66,666,667	20,000

	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 2012,	-		118,316,874	21,687
Issued of shares on April 24,2012	-	-	6,000,493	966
As at March 31,2013	-	-	124,317,367	22,653
Issued of shares on August 12, 2013	-	-	1,431,000	221
Issued of shares on September 18, 2013	-	-	5,029,935	800
One-for-three stock split and conversion on November 18 2013	18,037,710	25,555,220	(130,778,302)	23,674
Issued of shares on November 18, 2013	5,481,630	-	-	2,648
As at March 31, 2014	23,519,340	25,555,220	-	26,322

The three-for-one stock split and conversion of shares from Ordinary 10p shares to A Ordinary 30p shares and B Ordinary 30p shares is detailed further in the Registration Statement. The issue of shares A Ordinary 30p shares on November 18, 2013 comprised 5,000,000 shares offered for sale and 481,630 to satisfy the Share Awards and certain contractual arrangements with one of our Directors in accordance with the Registration Statement.

4.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2014	2013	2014	2013
	(in thousands)
JSOP	$91	$263	$1,075	$1,185
Staff Grant	4,501	—	16,847	—
IPO India Plan	108	254	499	703
Total	$4,700	$517	$18,421	$1,888

The vesting and service conditions of the plans are consistent with for the arrangements disclosed in the Registration Statement subject to changes in respect of share numbers and values based on the three-for-one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the share were listed on the NYSE. This charge has been included in administrative costs in the Income Statement.

5.	EARNINGS PER SHARE

	Three Months Ended March 31,				Twelve Months Ended March 31,
	2014		2013		2014		2013
	(in thousands, except number of shares and earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$5,285	5,285	5,736	$5,736	$29,861	$29,861	$27,107	$27,107
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(28)		(48)	—	(141)	—	(23)
Adjusted earnings attributable to equity holders of the parent	$5,285	5,257	5,736	$5,688	$29,861	$29,720	$27,107	$27,084
Number of shares
Weighted average number of shares	45,060,740	45,060,740	39,438,958	39,438,958	45,590242	45,590,242	39,438,958	39,438,958
Potential dilutive effect related to share based compensation scheme	—	16,525	—	43,571	—	16,525	—	17,457
Adjusted weighted average number of shares	45,060,740	45,077,265	39,438,958	39,482,529	45,590,242	457,606,767	39,438,958	39,456,415
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	11.7	11.6	14.5	14.4	65.5	65.2	68.7	68.6

The above table does not split the Earnings per share separately for the A Ordinary 30p shares and the B Ordinary 30p shares as there is no variation in their entitlement to dividends and capital. The earnings per share for prior periods have all been restated to reflect the three-for-one stock split conversion on November 18, 2013.

Options under Joint Share Ownership Plan (“JSOP”) can potentially dilute basic earnings per share and have been included as appropriate in the calculation of diluted earnings per share except where they are anti-dilutive.

6.	OTHER GAINS AND LOSSES

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2014	2013	2014	2013
	(in thousands)
Loss on sale of fixed asset	$2	—	7	389
Net foreign exchange (profit)/ losses	(280)	526	(647)	1,933
Net (profit)/ loss on held for trading financial liabilities	1785	(1,666)	(5,176)	5,667
Transaction costs relating to equity transactions	265	—	8,169	—

	$1,772	(1,140)	2,353	7,989

The net (profit)/loss on held for trading financial liabilities principally relates to derivative instruments not designated in a hedging relationship. Transaction costs relating to equity in the three months ended March 31, 2013 comprise the balance of the NYSE listing costs and AIM delisting costs not charged to equity, which in total was $13,211,000.

7.	NON GAAP FINANCIAL MEASURES

The following table sets forth the reconciliation of the Company's net income to Adjusted EBITDA.

	Three Months Ended March 31,		Twelve Months Ended March 31,
	2014	2013	2014	2013
	(in thousands)
Net Income	$6,390	6,945	37,144	33,665

Income tax expense	(2,256)	2,456	12,843	11,913
Net finance costs	1,672	222	7,517	1,469

Loss on sale assets	7		7
Depreciation	270	314	789	1,003
Amortization (1)	255	258	578	715

Share based payments (2)	4,700	517	18,421	1,888
(Profit)/loss on derivatives	1.784	(1,656)	(5,177)	5,677
Transaction cost relating to equity transactions	265	—	8,169	—

Adjusted EBITDA	$13,087	9,056	80,291	56,330

(1) Includes only amortisation of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.